SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)

Peoples Financial Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
71103B102
(CUSIP Number)

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ella Mae Barq

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		484,891

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		484,891

	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,891

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.41%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Tanner Swetman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		341,109

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,066

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		341,109

	8	SHARED DISPOSITIVE POWER

		6,066

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	347,175

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chevis C. Swetman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		289,728

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		484,329

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		289,728

	8	SHARED DISPOSITIVE POWER

		484,329

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	774,057

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 10549
SCHEDULE 13G UNDER THE SECURITIES
EXCHANGE ACT OF 1934
Item 1(a).	Name of Issuer

Peoples Financial Corporation

Item 1(b).	Name of Issuer’s Principal Executive Offices:

Howard and Lameuse Streets Biloxi, MS 39530

Item 2(a).	Name of Person Filing:

Chevis C. Swetman

Item 2(b).	Address or Principal Business Office or, if None, Residence:

1210 Beach Blvd., Biloxi, Mississippi 39530

Item 2 (c).	Citizenship:

United States of America

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2 (e).	CUSIP Number:

71103B102

Item 3.	This statement is filed pursuant to Rule 13d-1(c) for Mrs. Ella Barq, Mr. Andrew Swetman and Mr. Chevis Swetman as individuals.

Item 4.	Ownership
(a)	Amount Beneficially Owned: 774,057

(b)	Percent of Class: 15.03%

(c)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote: 289,728

(ii)	shared power to vote or to direct the vote: 484,329

(iii)	sole power to dispose or to direct the disposition of: 289,728

(iv)	shared power to dispose or to direct the disposition of: 484,329
Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

Not applicable.

Item 8.	Identification and Classification of Members of a Group.

Not applicable.

Item 9.	Dissolution of Group.

Not applicable.

Item 10.	Certification.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ella Mae Barq	February 4, 2010
Ella Mae Barq	Date

/s/ Andrew Tanner Swetman	February 4, 2010
Andrew Tanner Swetman	Date

/s/ Chevis C. Swetman	February 4, 2010
Chevis C. Swetman	Date
The undersigned persons, on February 4, 2010, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Peoples Financial Corporation at December 31, 2009.

/s/ Ella Mae Barq	February 4, 2010
Ella Mae Barq	Date

/s/ Andrew Tanner Swetman	February 4, 2010
Andrew Tanner Swetman	Date

/s/ Chevis C. Swetman	February 4, 2010
Chevis C. Swetman	Date